IDENTIV, INC.

2201 Walnut Avenue, Suite 100

Fremont, California, 94538

March 23, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Identiv, Inc. - Registration Statement on Form S-3

File No. 333-254423

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Identiv, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 (File No. 333-254423) (the “Registration Statement”) be declared effective on March 25, 2021, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Gabriella A. Lombardi and Julie Park of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Gabriella A. Lombardi of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4670, or in her absence, Julie Park at (650) 233-4067.

[Signature Page Follows]

Sincerely,

IDENTIV, INC.

By:	/s/ Sandra Wallach
Sandra Wallach
Chief Financial Officer

cc:	Stanley F. Pierson

Gabriella A. Lombardi